UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ProKidney Corp.

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G7S53R104

(CUSIP Number)

Control Empresarial de Capitales, S.A. de C.V.

Paseo de la Palmas 781, 3rd Floor

Lomas de Chapultepec

III Sección Alcaldía Miguel Hidalgo

11000 Mexico City

Mexico

52 55 56 25 49 56

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Richard D. Truesdell, Jr.

Lee Hochbaum

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

(212) 450-4000

July 12, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. G7S53R104

1	NAMES OF REPORTING PERSONS Control Empresarial de Capitales, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,118,645(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,118,645(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,118,645(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC
(1)

Represents 63,118,645 Class B ordinary shares, $0.0001 par value (the “Class B ordinary shares”), of ProKidney Corp. (“ProKidney”), held by Control Empresarial de Capitales, S.A. de C.V., a sociedad anónima de capital variable organized under the laws of the United Mexican States (“CEC”). Members of the Slim family, directly or indirectly, own all of the issued and outstanding voting equity securities of CEC. Therefore, the Slim family may be deemed to beneficially own indirectly the Class B ordinary shares held by CEC. The Slim family has an address of Paseo de las Palmas 736, Colonia Lomas de Chapultepec, 11000 Ciudad de Mexico, Mexico and CEC has an address of Paseo de las Palmas 781, Piso 3, Colonia Lomas de Chapultepec Seccion III, Miguel Hidalgo, Ciudad de Mexico, Mexico, 11000.

1	NAMES OF REPORTING PERSONS Carlos Slim Helu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,118,645(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,118,645(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,118,645(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Represents 63,118,645 Class B ordinary shares of ProKidney held by CEC. Members of the Slim family, directly or indirectly, own all of the issued and outstanding voting equity securities of CEC. Therefore, the Slim family may be deemed to beneficially own indirectly the Class B ordinary shares held by CEC. The Slim family has an address of Paseo de las Palmas 736, Colonia Lomas de Chapultepec, 11000 Ciudad de Mexico, Mexico and CEC has an address of Paseo de las Palmas 781, Piso 3, Colonia Lomas de Chapultepec Seccion III, Miguel Hidalgo, Ciudad de Mexico, Mexico, 11000.

1	NAMES OF REPORTING PERSONS Carlos Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,118,645(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,118,645(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,118,645(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Represents 63,118,645 Class B ordinary shares of ProKidney held by CEC. Members of the Slim family, directly or indirectly, own all of the issued and outstanding voting equity securities of CEC. Therefore, the Slim family may be deemed to beneficially own indirectly the Class B ordinary shares held by CEC. The Slim family has an address of Paseo de las Palmas 736, Colonia Lomas de Chapultepec, 11000 Ciudad de Mexico, Mexico and CEC has an address of Paseo de las Palmas 781, Piso 3, Colonia Lomas de Chapultepec Seccion III, Miguel Hidalgo, Ciudad de Mexico, Mexico, 11000.

1	NAMES OF REPORTING PERSONS Marco Antonio Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,118,645(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,118,645(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,118,645(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Represents 63,118,645 Class B ordinary shares of ProKidney held by CEC. Members of the Slim family, directly or indirectly, own all of the issued and outstanding voting equity securities of CEC. Therefore, the Slim family may be deemed to beneficially own indirectly the Class B ordinary shares held by CEC. The Slim family has an address of Paseo de las Palmas 736, Colonia Lomas de Chapultepec, 11000 Ciudad de Mexico, Mexico and CEC has an address of Paseo de las Palmas 781, Piso 3, Colonia Lomas de Chapultepec Seccion III, Miguel Hidalgo, Ciudad de Mexico, Mexico, 11000.

1	NAMES OF REPORTING PERSONS Patrick Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,118,645(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,118,645(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,118,645(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Represents 63,118,645 Class B ordinary shares of ProKidney held by CEC. Members of the Slim family, directly or indirectly, own all of the issued and outstanding voting equity securities of CEC. Therefore, the Slim family may be deemed to beneficially own indirectly the Class B ordinary shares held by CEC. The Slim family has an address of Paseo de las Palmas 736, Colonia Lomas de Chapultepec, 11000 Ciudad de Mexico, Mexico and CEC has an address of Paseo de las Palmas 781, Piso 3, Colonia Lomas de Chapultepec Seccion III, Miguel Hidalgo, Ciudad de Mexico, Mexico, 11000.

1	NAMES OF REPORTING PERSONS Maria Soumaya Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,118,645(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,118,645(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,118,645(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Represents 63,118,645 Class B ordinary shares of ProKidney held by CEC. Members of the Slim family, directly or indirectly, own all of the issued and outstanding voting equity securities of CEC. Therefore, the Slim family may be deemed to beneficially own indirectly the Class B ordinary shares held by CEC. The Slim family has an address of Paseo de las Palmas 736, Colonia Lomas de Chapultepec, 11000 Ciudad de Mexico, Mexico and CEC has an address of Paseo de las Palmas 781, Piso 3, Colonia Lomas de Chapultepec Seccion III, Miguel Hidalgo, Ciudad de Mexico, Mexico, 11000.

1	NAMES OF REPORTING PERSONS Vanessa Paola Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,118,645(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,118,645(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,118,645(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Represents 63,118,645 Class B ordinary shares of ProKidney held by CEC. Members of the Slim family, directly or indirectly, own all of the issued and outstanding voting equity securities of CEC. Therefore, the Slim family may be deemed to beneficially own indirectly the Class B ordinary shares held by CEC. The Slim family has an address of Paseo de las Palmas 736, Colonia Lomas de Chapultepec, 11000 Ciudad de Mexico, Mexico and CEC has an address of Paseo de las Palmas 781, Piso 3, Colonia Lomas de Chapultepec Seccion III, Miguel Hidalgo, Ciudad de Mexico, Mexico, 11000.

1	NAMES OF REPORTING PERSONS Johanna Monique Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,118,645(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,118,645(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,118,645(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Represents 63,118,645 Class B ordinary shares of ProKidney held by CEC. Members of the Slim family, directly or indirectly, own all of the issued and outstanding voting equity securities of CEC. Therefore, the Slim family may be deemed to beneficially own indirectly the Class B ordinary shares held by CEC. The Slim family has an address of Paseo de las Palmas 736, Colonia Lomas de Chapultepec, 11000 Ciudad de Mexico, Mexico and CEC has an address of Paseo de las Palmas 781, Piso 3, Colonia Lomas de Chapultepec Seccion III, Miguel Hidalgo, Ciudad de Mexico, Mexico, 11000.

Item 1. Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the beneficial ownership of Class A ordinary shares, par value $0.0001 per share (the “Issuer Class A ordinary shares”), of ProKidney Corp (formerly known as Social Capital Suvretta Holdings Corp. III), a Cayman Islands exempted company limited by shares (the “Issuer” and, prior to the Business Combination (as defined below), the “SPAC”). The address of the principal executive office of the Issuer is 2000 Frontis Plaza Blvd., Ste 250, Winston-Salem, NC 27103.

Item 2. Identity and Background.

This Schedule 13D is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 1, by the following entities and persons, each of whom is referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”:

(i) Control Empresarial de Capitales, S.A. de C.V.;

(ii) Carlos Slim Helu;

(iii) Carlos Slim Domit;

(iv) Marco Antonio Slim Domit;

(v) Patrick Slim Domit;

(vi) Maria Soumaya Slim Domit;

(vii) Vanessa Paola Slim Domit; and

(viii) Johanna Monique Slim Domit.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person, and such beneficial ownership is expressly disclaimed.

During the last five years, no Reporting Person has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

On July 11, 2022, in connection with the consummation (the “Closing”) of the business combination (the “Business Combination”) contemplated by that certain Business Combination Agreement (“Business Combination Agreement”), dated as of January 18, 2022, by and between the SPAC and ProKidney LP, a limited partnership organized under the laws of Ireland (“ProKidney LP”), acting through its general partner ProKidney GP Limited, a private limited company incorporated under the laws of Ireland, the SPAC effected a private placement (the “PIPE Financing”) that was contingent upon the substantially concurrent consummation of the Business Combination and which occurred on July 11, 2022, the date of the Closing (the “Closing Date”). Pursuant to a subscription agreement (the “Subscription Agreement”) entered in connection with the PIPE Financing, the Reporting Person, at its sole discretion, elected to receive 2,000,000 common units of ProKidney LP (the “Common Units”) for a purchase price of $10.00 per unit, in lieu of Issuer Class A ordinary shares which are exchangeable for Issuer Class A ordinary shares pursuant to the Exchange Agreement (as defined below) subject to certain conditions thereto. In addition, on the Closing Date, 61,118,645 of the Class B ordinary shares were received pursuant to the terms of the Business Combination Agreement in exchange for historical interests held by the Reporting Person in ProKidney contemplated by the Business Combination Agreement.

The foregoing description of the Subscription Agreement and the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Subscription Agreement for Institutional Investors, which is filed as Exhibit 2 and Exhibit 6 to this Schedule 13D and is incorporated by reference herein.

Item 4. Purpose of Transaction.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

Each Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review its investments in the Issuer on a continuing basis. Any actions a Reporting Person might undertake may be made at any time and from time to time without prior notice and may be informed by such Reporting Person’s review of numerous factors, including but not limited to an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels and availability of the Issuer’s securities or other financial instruments; general market, industry and economic conditions; tax considerations; such Reporting Person’s trading and investment strategies; the relative attractiveness of alternative business and investment opportunities; other future developments; and other factors deemed relevant by such Reporting Person.

Subject to the terms and conditions of the documents described herein to which a Reporting Person is a party, such Reporting Person may engage in discussions with management, the board of directors of the Issuer (the “Board”), other securityholders of the Issuer, industry analysts and other relevant parties. These discussions and other factors may result in a Reporting Person’s consideration of various alternatives with respect to his or its investment, including possible changes in the present Board and/or management of the Issuer or other alternatives to increase shareholder value. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer.

Other than as described above, no Reporting Person currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although depending on the factors discussed herein, any Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

(a) – (b)

CEC:

•	Amount beneficially owned: 63,118,645

•	Percent of Class: 27.2%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 0

•	Shared power to vote: 63,118,645

•	Sole power to dispose or direct the disposition of: 0

•	Shared power to dispose or direct the disposition of: 63,118,645

Carlos Slim Helu:

•	Amount beneficially owned: 63,118,645

•	Percent of Class: 27.2%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 0

•	Shared power to vote: 63,118,645

•	Sole power to dispose or direct the disposition of: 0

•	Shared power to dispose or direct the disposition of: 63,118,645

Carlos Slim Domit:

•	Amount beneficially owned: 63,118,645

•	Percent of Class: 27.2%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 0

•	Shared power to vote: 63,118,645

•	Sole power to dispose or direct the disposition of: 0

•	Shared power to dispose or direct the disposition of: 63,118,645

Marco Antonio Slim Domit:

•	Amount beneficially owned: 63,118,645

•	Percent of Class: 27.2%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 0

•	Shared power to vote: 63,118,645

•	Sole power to dispose or direct the disposition of: 0

•	Shared power to dispose or direct the disposition of: 63,118,645

Patrick Slim Domit:

•	Amount beneficially owned: 63,118,645

•	Percent of Class: 27.2%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 0

•	Shared power to vote: 63,118,645

•	Sole power to dispose or direct the disposition of: 0

•	Shared power to dispose or direct the disposition of: 63,118,645

Maria Soumaya Slim Domit:

•	Amount beneficially owned: 63,118,645

•	Percent of Class: 27.2%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 0

•	Shared power to vote: 63,118,645

•	Sole power to dispose or direct the disposition of: 0

•	Shared power to dispose or direct the disposition of: 63,118,645

Vanessa Paola Slim Domit:

•	Amount beneficially owned: 63,118,645

•	Percent of Class: 27.2%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 0

•	Shared power to vote: 63,118,645

•	Sole power to dispose or direct the disposition of: 0

•	Shared power to dispose or direct the disposition of: 63,118,645

Johanna Monique Slim Domit:

• Amount beneficially owned: 63,118,645

• Percent of Class: 27.2%

• Number of shares the Reporting Person has:

• Sole power to vote or direct the vote: 0

• Shared power to vote: 63,118,645

• Sole power to dispose or direct the disposition of: 0

• Shared power to dispose or direct the disposition of: 63,118,645

Members of the Slim family, directly or indirectly, own all of the issued and outstanding voting equity securities of CEC. Therefore, the Slim family may be deemed to beneficially own indirectly the Class B ordinary shares held by CEC.

The aggregate percentage of Issuer Class A ordinary shares reported as beneficially owned by each Reporting Person is determined in accordance with SEC rules and is based upon a total of 232,264,192 shares, comprising 61,540,231 Issuer Class A ordinary shares and 170,723,961 Class B ordinary shares outstanding, which is the total number of ordinary shares outstanding as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on July 15, 2022. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include Issuer Class A ordinary shares issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Schedule 13D.

(c) Except as set forth in this Schedule 13D, no Reporting Person has effected any transaction in Issuer Class A ordinary shares in the past 60 days.

(d) To the best knowledge of each Reporting Person, no one other than the Reporting Persons identified herein has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer Class A ordinary shares reported herein as beneficially owned by any Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights Agreement

On July 11, 2022, the Issuer, CEC and certain other shareholders of the Issuer (the “Registration Rights Holders”) entered into that certain Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”). The Registration Rights Agreement provides that the Issuer will, within 30 days after the Closing, submit or file with the SEC a shelf registration statement registering the resale of the Issuer Class A ordinary shares held by Registration Rights Holders and will use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the submission or filing thereof, but in no event later than (a) 90 days following the submission or filing deadline, if the SEC notifies the Issuer that it will “review” such registration statement and (b) the tenth business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. In addition, the Registration Rights Holders have certain “piggy-back” registration rights pursuant to the Registration Rights Agreement. The Issuer will bear the expenses incurred in connection with the filing of any registration statements filed pursuant to the terms of the Registration Rights Agreement. The Issuer and the Registration Rights Holders agree in the Registration Rights Agreement to provide customary indemnification in connection with any offerings of Issuer Class A ordinary shares effected pursuant to the terms of the Registration Rights Agreement.

Lock-Up Agreement

On July 11, 2022, the Issuer, SCS Sponsor III and certain direct and indirect holders of Issuer Class A ordinary shares and Class B ordinary shares, of the Issuer entered into that certain Lock-Up Agreement (the “Lock-Up Agreement”). The Lock-Up Agreement contains certain restrictions on transfer with respect to the SCS Sponsor III and the unitholders party thereto, including Tolerantia. Such restrictions begin at the Closing and end on the earlier of (i) the date that is 180 days after the Closing and (ii)(a) for 33% of the Lock-Up Shares (as defined therein) (other than the Earnout Shares (as defined therein) and the PIPE Shares (as defined therein)), the date on which the last reported sale price of a Class A ordinary share equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period commencing at least 30 days after the Closing and (b) for an additional 50% of the Lock-Up Shares (other than the Earnout Shares and the PIPE Shares), the date on which the last reported sale price of a ProKidney Class A ordinary share equals or exceeds $15.00 per share for any 20 trading days within any 30-trading day period commencing at least 30 days after the Closing. Notwithstanding the above, (i) the lock-up period for any Earnout Shares will expire not earlier than 180 days after such Earnout Shares are issued; (ii) 50% of the Lock-Up Shares held by Tolerantia and certain other Closing ProKidney Unitholders (as defined therein) and their affiliates will remain locked up until the earlier of four years following the Closing and the date that ProKidney receives notice of any regulatory market authorization, including full or conditional authorization, to market its lead product candidate, Renal Autologous Cell Therapy (but, in any event, not earlier than 180 days following the Closing or (in the case of Earnout Shares) the date of issuance); and (iii) the lock-up period for the PIPE Shares will expire 30 days after the Closing. The restrictions on transfer set forth in the Lockup Agreement are subject to customary exceptions.

Exchange Agreement

On July 11, 2022, the Issuer and certain direct and indirect holders of Issuer Class A ordinary shares and Class B ordinary shares, of the Issuer entered into that certain Exchange Agreement (the “Exchange Agreement”) pursuant to which, subject to the procedures and restrictions therein, from and after the waiver or expiration of any contractual lock-up period (including pursuant to the Lock-Up Agreement) the holders of common units of ProKidney LP, a subsidiary of the Issuer (or certain permitted transferees thereof) will have the right from time to time at and after 180 days following the Closing to exchange their Common Units and an equal number of Class B ordinary shares on a one-for-one basis for Class A ordinary shares (the “Exchange”); provided, that, subject to certain exceptions, ProKidney, at its sole election, subject to certain restrictions, may, other than in the case of certain secondary offerings, instead settle all or a portion of the Exchange in cash based on a volume weighted average price of a Class A ordinary share. The Exchange Agreement provides that, as a general matter, a holder of Common Units will not have the right to exchange Common Units if ProKidney determines that such exchange would be prohibited by law or regulation or would violate other agreements with ProKidney and its subsidiaries to which the holder of Common Units may be subject, including the Second Amended and Restated ProKidney Limited Partnership Agreement (as defined below) and the Exchange Agreement.

Business Combination Agreement

On the Closing Date, SCS consummated the previously announced Business Combination with “ProKidney”. In connection with the closing of the Business Combination, the registrant changed its name from “Social Capital Suvretta Holdings Corp. III” to “ProKidney Corp.”. At Closing, the following transactions occurred:

• (i) ProKidney LP issued to SCS a number of Common Units equal to the number of fully diluted outstanding SCS ordinary shares as of immediately prior to the Closing (but after giving effect to all redemptions of SCS Class A ordinary shares and the purchase of SCS Class A ordinary shares and/or Common Units pursuant to one or more subscription agreements (the “PIPE Placement”)), in exchange for (a) (x) Issuer Class B ordinary shares, which shares would have no economic rights but would entitle the holders thereof to vote on all matters on which shareholders of Issuer would be entitled to vote generally, and (y) restricted stock rights in respect of Issuer Class B ordinary shares (“Issuer Class B PMEL RSRs”), which restricted stock rights would convert into Issuer Class B ordinary shares upon the vesting of the associated PMEL RCUs, (b) an amount in cash equal to the aggregate proceeds obtained by SCS in the PIPE Placement and (c) an amount in cash equal to the aggregate proceeds available for release to SCS from SCS’s trust account (“Trust Account”) (after giving effect to all redemptions of SCS Class A ordinary shares and after payment of any deferred underwriting commissions being held in the Trust Account and payment of certain transaction expenses);

• (ii) Issuer distributed to the Closing Issuer Unitholders the Issuer Class B ordinary shares and Issuer Class B PMEL RSRs received pursuant to clause (i)(a) (x) and (y) above; and

• (iii) holders of old ProKidney LP Class A common units received an aggregate of 17,500,000 Earnout RCUs and 17,500,000 Earnout RSRs (collectively, the “Earnout Rights”), which Earnout Rights would vest in three equal tranches upon the achievement of certain Issuer share price milestones or certain change of control events. When vested, the Earnout RCUs would automatically convert into Common Units and the associated Earnout RSRs would automatically convert into Issuer Class B ordinary shares, respectively.

The foregoing descriptions of the Registration Rights Agreement, Lock-Up Agreement, Exchange Agreement and Business Combination Agreement do not purport to be complete and are qualified in their entirety by reference to the Registration Rights Agreement, Lock-Up Agreement, Exchange Agreement and Business Combination Agreement, which are filed as Exhibit 3, Exhibit 4, Exhibit 5 and Exhibit 6, respectively, and are incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

1.	Joint Filing Agreement between CEC, Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit regarding filing of Schedule 13D, dated July 22, 2022.

2.	Form of Subscription Agreement for Individual Investors, dated as of January 18, 2022, by and between ProKidney Corp. (formerly Social Capital Suvretta Holdings Corp. III) and the subscriber parties thereto (included as Annex L to the Proxy Statement filed with the SEC on June 10, 2022) (File No. 001-40560).

3.	Amended and Restated Registration Rights Agreement, dated as of July 11, 2022, by and among ProKidney Corp. (formerly known as Social Capital Suvretta Holdings Corp. III), SCS Sponsor III LLC, the ProKidney Holders (as defined therein), Marc Semigran, Uma Sinha, Sukumar Nagendran, David Spiegel and the Investor Stockholders (as defined therein).

4.	Exchange Agreement, dated as of July 11, 2022, by and among ProKidney Corp. (formerly known as Social Capital Suvretta Holdings Corp. III), ProKidney LP, acting through its general partner ProKidney Corp. GP Limited, and certain holders named therein.

5.	Lock-Up Agreement, dated as of July 11, 2022, by and among the Issuer, the Sponsor and certain direct and indirect shareholders of the Issuer.

6	Business Combination Agreement, dated as of January 18, 2022, by and between ProKidney Corp. (formerly known as Social Capital Suvretta Holdings Corp. III) (included as Annex A to the Proxy Statement filed with the SEC on June 10, 2022) (File No. 001-40560).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2022

CONTROL EMPRESARIAL DE CAPITALES, S.A. DE C.V.

By:	/s/ Armando Ibañez Vázquez
Name: Armando Ibañez Vázquez Title: Attorney-in-fact

CARLOS SLIM HELU

By:	/s/ Carlos Slim Helu

CARLOS SLIM DOMIT

By:	/s/ Carlos Slim Domit

MARCO ANTONIO SLIM DOMIT

By:	/s/ Marco Antonio Slim Domit

PATRICK SLIM DOMIT

By:	/s/ Patrick Slim Domit

MARIA SOUMAYA SLIM DOMIT

By:	/s/ Maria Soumaya Slim Domit

VANESSA PAOLA SLIM DOMIT

By:	/s/ Vanessa Paola Slim Domit

JOHANNA MONIQUE SLIM DOMIT

By:	/s/ Johanna Monique Slim Domit